SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC  (Offeror)
Joseph R. Wright  (Offeror)
Cowen Overseas Investment LP  (Offeror)

The Chart Group, L.P. (Other)

Ramius Advisors, LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$2,250,000	$289.80

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,500,000 Warrants to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.30 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $289.80	Filing Party: Chart Acquisition Group LLC, Joseph R. Wright, Cowen Overseas Investment LP, The Chart Group, L.P. and Ramius Advisors, LLC
Form or Registration No.: Schedule TO-The	Date Filed: August 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Overseas Investment LP (“Cowen Overseas” and, together with the Sponsor and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the Sponsor, and Ramius Advisors, LLC, the general partner and investment advisor of Cowen Overseas (together with the Purchasers and Chart Group L.P., the “Filing Persons”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2014 (together with all amendment and supplements thereto, “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 3, relates to the offer to purchase for cash up to 7,500,000 of the warrants of Chart Acquisition Corp. (the “Company”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $2,250,000. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 14, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 3 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and supersedes any conflicting disclosure set forth in the Offer to Purchase, and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	On September 5, 2014, the Company received a letter from the staff of the Listing Qualifications Department of the NASDAQ Stock Market (the “Staff”) stating that the Company had failed to evidence compliance with Listing Rule 5550(a)(3), which requires the Company to maintain a minimum of 300 public holders for continued listing on the NASDAQ Capital Market (“Nasdaq”), by September 2, 2014. Accordingly, the Staff has determined to initiate procedures to delist the Company’s securities from Nasdaq, unless the Company appeals such determination on or before September 12, 2014. The Company intends to appeal the Staff’s delisting determination in front of a hearings panel and the Company’s securities will continue to trade on Nasdaq while such appeal is pending. There is no assurance that the Company will be successful in its appeal of the delisting determination.

2.	On September 5, 2014, the Company held a special meeting of stockholders (the “Meeting”). At the Meeting, the stockholders approved the following items: (i) an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) extending the date by which the Company must consummate its initial business combination from September 13, 2014 to March 13, 2015, (ii) an amendment to the Charter permitting stockholders to redeem their public shares for a pro rata portion of the funds available in the Company’s trust account (the “Trust Account”) and authorizing the Company and Continental Stock Transfer & Trust Company (“Continental”), the trustee of the Trust Account, to disburse such redemption payments (the “Redemption Rights Amendment”) and (iii) an amendment and restatement of the Investment Management Trust Agreement (as amended and restated, the “Trust Agreement”) between the Company and Continental permitting distributions from the Trust Account to those persons holding shares of common stock comprising part of the units sold in the Company’s initial public offering who wish to exercise their redemption rights in connection with the Meeting, and extending the date on which to liquidate the Trust Account in accordance with the Trust Agreement to March 13, 2015. The number of shares of common stock presented for redemption was 964,691.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2014

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN OVERSEAS INVESTMENT LP

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Managing Director

RAMIUS ADVISORS, LLC

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated August 14, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(2)	Warrant Agreement, dated July 19, 2012, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(3)*	Form of Amended and Restated Warrant Agreement
(d)(4)	Letter Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(5)	Investment Management Trust Agreement, dated December 13, 2012, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(6)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(7)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(8)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(9)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(10)	Escrow Agreement, dated December 13, 2012, among Chart Acquisition Group LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company and Cowen and Company, LLC (incorporated by reference to Exhibit 10.11 to the Form S-1 filed by Chart Acquisition Corp. on November 30, 2012).
(d)(11)*	Form of Amended and Restated Escrow Agreement.
(d)(12)	Equity Transfer and Acquisition Agreement, dated as of July 15, 2014, by and among (i) The Tempus Group Holdings, LLC, (ii) Tempus Intermediate Holdings, LLC, (iii) the Members, (iv) the Members’ Representative, (v) Chart Acquisition Corp., and (vi) Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(d)(13)	Supporting Stockholder Agreement, dated as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, Benjamin Scott Terry and John G. Gulbin, III, and Chart Acquisition Group, LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.